Exclusive Purchase Option Agreement

As of 1/26/2022

This exclusive purchase option agreement (the “Option Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and The Whisky Corporation c/o The Fiduciary Group Hong Kong. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will supply the Asset(s) to the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of thirteen (13) weeks from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon sourcing, you will ship the Asset(s) to one of the Purchasers bonded warehouse partners.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

-In a scenario where the GBP/USD conversion rate changes materially during the option period, each party reserves the right to change the Total Acquisition Cost. Proper disclosure will be made if there is a change to the Total Acquisition Cost. A change of +100 basis points or -100 basis points constitutes a material conversion rate change.

Asset Table

Glenfarclas Pagoda Series
Wine	Vintage	Quantity	Bottle Size (ml)
Glenfarclas Pagoda Series Sapphire	63 Year Old	1	700
Glenfarclas Pagoda Series Ruby	62 Year Old	1	700
Glenfarclas Pagoda Series Gold	59 Year Old	1	700
Glenfarclas Pagoda Series Silver	48 Year Old	1	700
Glenfarclas Pagoda Series Bronze	43 Year Old	1	700

Description:	Glenfarclas Pagoda Series
Total Acquisition Cost:	$106,550 (£78,912)
Consideration: Cash (%) Equity (%) Total	$106,550 (£78,912) (100%) (0%) $106,550 (£78,912)
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/Craig Murphy

VV Markets	Seller
Name: Nicholas King	Name: Craig Murphy
Title: Chief Executive Officer	Title: Director